Exhibit 99.1

October 28, 2015

ALCATEL-LUCENT

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2015

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of euros, except per share data)		Q3		Nine months ended Sept. 30
	Notes	2015	2014	2015	2014
Revenues	(5)	3,429	3,254	10,114	9,496
Cost of sales		(2,247)	(2,149)	(6,611)	(6,367)
Gross profit		1,182	1,105	3,503	3,129
Administrative and selling expenses		(422)	(408)	(1,286)	(1,200)
Research and development costs		(555)	(541)	(1,768)	(1,631)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	205	156	449	298
Restructuring costs	(13)	(84)	(75)	(275)	(417)
Litigations		2	1	(17)	5
Gain/(loss) on disposal of consolidated entities		—	(1)	(1)	(20)
Transaction-related costs	(3)	(27)	—	(34)	—
Impairment of assets	(7)	(193)	—	(193)	—
Post-retirement benefit plan amendments		1	103	(1)	103
Income (loss) from operating activities		(96)	184	(72)	(31)
Finance costs	(8)	(69)	(71)	(204)	(225)
Other financial income (loss)	(8)	(30)	(57)	(37)	(175)
Share in net income (losses) of associates & joint-venture		1	1	2	8
Income (loss) before income tax and discontinued operations		(194)	57	(311)	(423)
Income tax (expense) benefit	(9)	5	5	(1)	97
Income (loss) from continuing operations		(189)	62	(312)	(326)
Income (loss) from discontinued operations	(11)	(4)	(66)	(17)	(47)
Net Income (Loss)		(193)	(4)	(329)	(373)
Attributable to:
— Equity owners of the parent		(206)	(18)	(332)	(389)
— Non-controlling interests		13	14	3	16
Earnings (loss) per share	(10)
Basic earnings (loss) per share:
— from continuing operations		(0.07)	0.02	(0.11)	(0.12)
— from discontinued operations		0.00	(0.03)	(0.01)	(0.02)
— attributable to the equity owners of the parent		(0.07)	(0.01)	(0.12)	(0.14)
Diluted earnings (loss) per share :
— from continuing operations		(0.07)	0.02	(0.11)	(0.12)
— from discontinued operations		0.00	(0.03)	(0.01)	(0.02)
— attributable to the equity owners of the parent		(0.07)	(0.01)	(0.12)	(0.14)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of euros)		Q3		Nine months ended Sept. 30
	Notes	2015	2014	2015	2014
Net income (loss) for the period		(193)	(4)	(329)	(373)
Items to be subsequently reclassified to Income Statement		(87)	421	253	465
Financial assets available for sale		(2)	1	(2)	4
Cumulative translation adjustments		(84)	423	255	462
Cash flow hedging		(1)	(3)	—	(1)
Tax on items recognized directly in equity		—	—		—
Items that will not be subsequently reclassified to Income Statement		(375)	(246)	29	(340)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(17)	(390)	(305)	36	(272)
Tax on items recognized directly in equity		15	59	(7)	(68)
Other comprehensive income (loss) for the period		(462)	175	282	125

Total comprehensive income (loss) for the period		(655)	171	(47)	(248)

Attributable to:
— Equity owners of the parent		(645)	89	(95)	(324)
— Non-controlling interests		(10)	82	48	76

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of euros)		September 30,	December 31,
ASSETS	Notes	2015	2014
Non-current assets:
Goodwill		3,153	3,181
Intangible assets, net		1,414	1,011
Goodwill and intangible assets, net		4,567	4,192
Property, plant and equipment, net		1,338	1,132
Investments in associates and joint ventures		19	51
Other non-current financial assets, net		348	406
Deferred tax assets		1,651	1,516
Prepaid pension costs	(17)	2,813	2,636
Other non-current assets		486	429

Total non-current assets		11,222	10,362

Current assets:
Inventories and work in progress, net	(12)	1,877	1,971
Trade receivables and other receivables, net	(12)	2,531	2,528
Advances and progress payments, net	(12)	43	43
Other current assets		850	877
Current income taxes		78	64
Marketable securities, net	(14)	1,762	1,672
Cash and cash equivalents	(14)	3,547	3,878
Current assets before assets held for sale		10,688	11,033
Assets held for sale and assets included in disposal groups held for sale	(11)	59	65

Total current assets		10,747	11,098

Total assets		21,969	21,460

(In millions of euros) EQUITY AND LIABILITIES	Notes	September 30, 2015	December 31, 2014
Equity:
Capital stock (€0.05 nominal value: 2,838,984,750 ordinary shares issued at September 30, 2015 and 2,820,432,270 ordinary shares issued at December 31, 2014)		142	141
Additional paid-in capital		20,898	20,869
Less treasury stock at cost		(1,084)	(1,084)
Accumulated deficit, fair values and other reserves		(17,707)	(17,633)
Other items recognized directly in equity		50	52
Cumulative translation adjustments		(156)	(366)
Net income (loss) - attributable to the equity owners of the parent		(332)	(118)
Equity attributable to equity owners of the parent		1,811	1,861
Non-controlling interests		867	833

Total equity		2,678	2,694

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(17)	5,611	5,163
Convertible bonds and other bonds, long-term	(14)	4,549	4,696
Other long-term debt	(14)	249	179
Deferred tax liabilities		883	872
Other non-current liabilities		509	175

Total non-current liabilities		11,801	11,085

Current liabilities:
Provisions	(13)	1,151	1,364
Current portion of long-term debt and short-term debt	(15)	503	402
Customers’ deposits and advances	(12)	825	810
Trade payables and other payables	(12)	3,415	3,571
Current income tax liabilities		69	73
Other current liabilities		1,490	1,429
Current liabilities before liabilities related to disposal groups held for sale		7,453	7,649
Liabilities related to disposal groups held for sale	(11)	37	32

Total current liabilities		7,490	7,681

Total Equity and Liabilities		21,969	21,460

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)		Q3		Nine months ended Sept. 30
	Notes	2015	2014	2015	2014
Cash flows from operating activities:
Net income (loss) - attributable to the equity owners of the parent		(206)	(18)	(332)	(389)
Non-controlling interests		13	14	3	16
Adjustments	(18)	420	253	904	701
Net cash provided (used) by operating activities before changes in working capital, interest and taxes		227	249	575	328
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(12)	166	(85)	50	(277)
Trade receivables and other receivables	(12)	(65)	(100)	29	1
Advances and progress payments	(12)	1	(7)	6	(9)
Trade payables and other payables	(12)	(116)	(130)	(288)	(170)
Customers’ deposits and advances	(12)	(115)	91	(19)	92
Other current assets and liabilities		44	161	(96)	8
Cash provided (used) by operating activities before interest and taxes		142	179	257	(27)
Interest received		10	17	51	51
Interest paid		(115)	(112)	(248)	(263)
Taxes (paid)/received		(8)	(19)	(55)	(75)
Net cash provided (used) by operating activities		29	65	5	(314)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		12	17	58	88
Capital expenditures		(137)	(146)	(396)	(378)
Decrease (increase) in loans and other non-current financial assets		(1)	(4)	21	18
Cash expenditures from obtaining control of consolidated companies or equity affiliates	(6) (18c )	(7)	—	(109)	—
Cash proceeds/(expenditure) from losing control of consolidated companies	(18c )	—	(3)	(1)	44
Cash proceeds from sale of previously consolidated and non-consolidated companies		34	(5)	34	(7)
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities		4	33	(77)	577
Net cash provided (used) by investing activities		(95)	(108)	(470)	342
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(29)	(110)	(80)	32
Issuance of long-term debt		—	7	85	1,143
Repayment/repurchase of long-term debt		(291)	(1,523)	(291)	(2,525)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control		—	—	—	—
Net effect of exchange rate changes on inter-unit borrowings and other		7	(58)	18	(78)
Capital increase		7	19	29	29
Dividends paid		—	—	(12)	(11)
Net cash provided (used) by financing activities		(306)	(1,665)	(251)	(1,410)
Cash provided (used) by operating activities of discontinued operations	(11)	4	5	9	61
Cash provided (used) by investing activities of discontinued operations	(11)	—	(41)	30	(72)
Cash provided (used) by financing activities of discontinued operations	(11)	—	66	—	41
Net effect of exchange rate changes		(86)	349	353	411
Net Increase (Decrease) in cash and cash equivalents		(454)	(1,329)	(324)	(941)
Cash and cash equivalents at beginning of period		4,008	4,484	3,878	4,096
Cash and cash equivalents at end of period (1)		3,547	3,155	3,547	3,155
Cash and cash equivalents at end of period classified as assets held for sale		7	—	7	—
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period		3,554	3,155	3,554	3,155

(1)	Includes €1,169 million of cash and cash equivalents held in countries subject to exchange control restrictions as of September 30, 2015 (€668 million as of September 30, 2014). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2013 after appropriation(3)	2,756,659,786	140	20,855	(15,892)	45	(1,428)	(787)	—	2,933	730	3,663
Changes in equity for the nine-month period ended September 30, 2014	—	—	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss) for the nine-month period (2)	—	—	—	(340)	3	—	402	(389)	(324)	76	(248)

Other capital increase	10,930,679	1	12	—	—	—	—	—	13	—	13
Share-based payments	—	—	—	14	—	—	—	—	14	—	14
Treasury stock	6,254,494	—	—	(83)	—	99	—	—	16	—	16
Equity component of Oceane 2019 and 2020 issued in 2014, net of tax	—	—	—	121	—	—	—	—	121	—	121
Dividends	—	—	—	—	—	—	—	—	—	(11)	(11)
Other adjustments	—	—	—	4	—	—	—	—	4	—	4
Balance at September 30, 2014	2,773,844,959	141	20,867	(16,176)	48	(1,329)	(385)	(389)	2,777	795	3,572
Balance at December 31, 2014 after appropriation(3)	2,780,311,943	141	20,869	(17,751)	52	(1,084)	(366)	—	1,861	833	2,694
Changes in equity for the nine-month period ended September 30, 2015	—	—	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss) for the nine-month period (2)	—	—	—	29	(2)	—	210	(332)	(95)	48	(47)

Other capital changes	18,552,480	1	29	—	—	—	—	—	30	—	30
Share-based payments	—	—	—	17	—	—	—	—	17	—	17
Treasury stock	5,127	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(12)	(12)
Other adjustments	—	—	—	(2)	—	—	—	—	(2)	(2)	(4)
Balance at September 30, 2015(3)	2,798,869,550	142	20,898	(17,707)	50	(1,084)	(156)	(332)	1,811	867	2,678

(1)	See Note 10.
(2)	See consolidated statements of comprehensive income.
(3)	The appropriation was approved at the Shareholders’ Meeting held on May 26, 2015.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent S.A. (“Alcatel-Lucent”) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent and its subsidiaries (the “Group”) develop and integrate technologies, applications and services to offer innovative global communications solutions. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

These unaudited interim condensed consolidated financial statements reflect the results and financial position of the Group as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million. On October 28, 2015, the Board of Directors authorized the issuance of these unaudited interim condensed consolidated financial statements as of September 30, 2015.

NOTE 1. Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (EU), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: http://ec.europa.eu/finance/accounting/index_en.htm.

As of September 30, 2015, all IFRSs that the International Accounting Standards Board (IASB) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•	IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s unaudited interim condensed consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the nine month period ended September 30, 2015 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2014.

NOTE 2. Principal uncertainties regarding the use of estimates

The preparation of unaudited interim condensed consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of September 30, 2015. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows. The principal areas of uncertainty where estimates and judgment are used, which are similar to those described as of December 31, 2014, are:

•	valuation allowance for inventories and work in progress;

•	impairment of customer receivables;

•	goodwill, other intangible assets and capitalized development costs;

•	provisions for warranty costs and other product sales reserves;

•	provisions for litigation;

•	deferred tax assets;

•	pension and retirement obligations and other employee and post-employment benefit obligations;

•	revenue recognition; and

•	restructuring costs and impact on the recoverable value of goodwill.

No significant changes occurred in these areas during the first nine months of 2015.

NOTE 3. Changes in consolidated companies

a/ Intended public exchange offer by Nokia for Alcatel-Lucent’s securities

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, subject to certain conditions, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. The all-share transaction values Alcatel-Lucent at €15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to €4.48 per share), and a premium to shareholders of 28% (equivalent to €4.27 per share), on the weighted average share price of Alcatel-Lucent for the three months preceding the announcement. This is based on Nokia’s closing share price of €7.77 on April 13, 2015.

Each company’s Board of Directors has approved the terms of the proposed transaction.

On June 17, 2015, Nokia and Alcatel Lucent announced that the U.S. Department of Justice had granted early termination of the antitrust waiting period for the contemplated combination of Nokia and Alcatel-Lucent.

On October 19, 2015, Nokia received clearance from the Chinese Ministry of Commerce.

On October 21, 2015, following the decision by the French Ministry of Economy to approve the proposed transaction, Nokia announced receipt of all required regulatory approvals to proceed with the filing of its public exchange offer. Once the exchange offer periods opens, the proposed transaction will remain subject to approval by Nokia’s shareholders and the successful closing of the exchange offer. The initial exchange offer settlement date is expected to be in the first quarter of 2016.

During the second quarter of 2015, Alcatel-Lucent informed employees that the conditions attached to the stock-option and performance shares plans granted to them would be modified so that all vesting and performance conditions would be deemed satisfied at the acquisition date, should the employees agree to tender their Alcatel-Lucent shares to the project of future exchange offer by Nokia. Given the contingent nature of these modifications, no related financial impact according to IFRS 2 has been accounted for as of September 30, 2015.

A specific share package contingent upon the closing of the exchange offer was also granted to Mr. Michel Combes, the Group CEO until September 1, 2015. On September 10, 2015, the Board of Directors modified the initial share package and made the following decisions:

•	performance units: the performances of the 2013 and 2014 years under the 2013 and 2014 plans have already been assessed and represent 1,025,649 vested performance units. 2015 level of achievement will be evaluated at the beginning of 2016 by the Board of Directors and pro-rated to Mr. Michel Combes’ presence during 2015 (i.e. 2/3) representing a maximum of 444,444 performance units;

•	stock-options: March 2014 agreement to grant Mr. Michel Combes 700,000 stock-options was replaced by 350,000 Alcatel-Lucent shares. 2015 level of achievement will be evaluated at the beginning of 2016 by the Board of Directors and pro-rated to Mr. Michel Combes’ presence during 2015 (i.e. 2/3) representing a maximum of 58,333 shares;

Both performance units and stock-options will be settled in cash within the month following the assessment of the performances beginning of 2016.

On July 29, 2015, the Board of Directors, upon recommendation of the Compensation Committee and the Corporate Governance and Nominations Committee, in order to ensure the protection of the Company, requested the execution of a non-compete agreement with Mr. Michel Combes.

On September 10, 2015, the Board of Directors maintained the main terms of the non-compete agreement but the amount was reduced to €3.1 million which will be paid in three instalments with the first payment occurring on October 30, 2015. An expense of €4.1 million, including payroll taxes, was recorded as of September 30, 2015 in the line item “Transaction-related costs”.

Total transaction-related costs for the nine month ended September 30, 2015 amounted to €34 million of which €27 million for the third quarter of 2015.

b/ Other change

On March 18, 2015, we entered into a new partnership agreement with Louis Dreyfus Armateurs (LDA) for our submarine cable activity. Our subsidiary, Alcatel-Lucent Submarine Networks, acquired the 49% shareholding interest in ALDA Marine, previously held by LDA, for €76 million in cash. LDA remains our strategic marine partner. A €102 million capital gain, corresponding to the re-measurement of our historical 51% stake in ALDA Marine, was recognized in the line item “Other financial income (loss)” of our Income Statement. Alcatel-Lucent Submarine Networks also acquired a cable vessel “Ile d’Aix” for €26 million.

ALDA Marine has been fully consolidated since this date. Preliminary goodwill is not significant.

No other material change in consolidated companies occurred during the first nine months of 2015.

NOTE 4. Change in accounting policy and presentation

No changes in accounting policy or in presentation occurred in the nine months of 2015.

NOTE 5. Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. It was composed of three reportable segments: Core Networking, Access and Other. Due to the sale of LGS Innovations, our Government business in March 2014 and our Enterprise business in September 2014, we no longer have an “Other” segment. This “Other” segment was included in “Other and unallocated”. These reportable segments are composed as follows:

•	“Core Networking” is composed of the following product divisions: IP Routing, Terrestrial Optics, Wireless Transmission, Submarine, Network Build & Implementation IP, IP Platforms & Platform Professional Services, and Strategic Industries;

•	“Access” is composed of the following product divisions: Wireless and Network Build & Implementation Wireless, RFS (Radio Frequency Systems), Fixed Access and Network Build & Implementation Fixed, Multivendor Maintenance, Licensing and Managed Services.

The comparable period of 2014 was re-presented accordingly.

The information by reportable segment follows the same accounting policies as those used and described in the 2014 audited consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by reportable segment

(In millions of euros) Q3 2015	Core Networking	Access	Total reportable segments	Other and unallocated(1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	1,609	1,815	3,424	5	3,429	—	3,429
Revenues from transactions with other reportable segments	(1)	(4)	(5)	5	—	—	—
Revenues	1,608	1,811	3,419	10	3,429	—	3,429
Operating income (loss)(3)	151	83	234	(22)	212	(7)	205

(1)	Includes revenues from our non-core businesses and €4 million of share-based compensation expense that are not allocated to reportable segments.
(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.
(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros)			Total
Q3 2014	Core Networking	Access	reportable segments	Other and unallocated(1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	1,442	1,806	3,248	6	3,254	—	3,254
Revenues from transactions with other reportable segments	1	1	2	(2)	—	—	—
Revenues	1,443	1,807	3,250	4	3,254	—	3,254
Operating income (loss)(3)	123	62	185	(15)	170	(14)	156

(1)	Includes revenues from our non-core businesses and €0 million of share-based compensation expense that are not allocated to reportable segments.
(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.
(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros)			Total
Nine months ended September 30, 2015	Core Networking	Access	reportable segments	Other and unallocated(1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	4,733	5,365	10,098	16	10,114	—	10,114
Revenues from transactions with other reportable segments	—	—	—	—	—	—	—
Revenues	4,733	5,365	10,098	16	10,114	—	10,114
Operating income (loss)(3)	345	173	518	(49)	469	(20)	449

(1)	Includes revenues from our non-core businesses and €10 million of share-based compensation expense that are not allocated to reportable segments.
(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.
(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros)			Total
Nine months ended September 30, 2014	Core Networking	Access	reportable segments	Other and unallocated(1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	4,157	5,282	9,439	57	9,496	—	9,496
Revenues from transactions with other reportable segments	7	4	11	(11)	—	—	—
Revenues	4,164	5,286	9,450	46	9,496	—	9,496
Operating income (loss)(3)	342	36	378	(39)	339	(41)	298

(1)	Includes revenues from a non-core businesses of €40 million and €13 million of share-based compensation expense that are not allocated to reportable segments.
(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.
(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

b/ Products and Services revenues

The following table sets forth revenues by product and service:

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Products	2,286	2,312	6,793	6,740
Services	1,098	902	3,210	2,620
Other	45	40	111	136

Total Revenues	3,429	3,254	10,114	9,496

Seasonal nature of activity

The typical quarterly pattern in our revenues – a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures. This seasonality could differ depending on varying business trends in any given quarter.

c/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Total consolidated
Nine months ended September 30, 2015
Revenues by customer location	589	1,508	196	1,010	1,044	4,270	771	726	10,114
Nine months ended September 30, 2014
Revenues by customer location	529	1,374	189	960	917	4,079	683	765	9,496

d/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first nine months ended September 30, 2015, Verizon and AT&T represented respectively 16% and 13% of our revenues (respectively 14% and 12% in the first nine months ended September 30, 2014).

NOTE 6. Share-based payments

On July 29, 2015, Alcatel-Lucent granted 9,995,550 performance shares. Performance conditions are based on the Alcatel-Lucent share price measured over a two-year period and a four year period against a representative sample of 10 other solution and service providers in the telecommunications equipment sector. The sample was chosen to obtain Alcatel-Lucent’s share price performance compared to the share price performance median among the following group: ADTRAN, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE. This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. Each period counts for 50% of the rights granted.

Tranche 1 – two year period from year 1 to 2: depending on Alcatel–Lucent’s share price performance, a coefficient ranging from 0 to 100%, based on the Alcatel-Lucent share price performance compared with the median of the sample group, is used to calculate the number of shares vested during the first tranche.

Tranche 2 – four year period from year 1 to 4: depending on Alcatel–Lucent’s share price performance, a coefficient ranging from 0 to 100%, based on the Alcatel-Lucent share price performance compared with the median of the sample group, is used to calculate the number of shares vested during the second tranche. For purposes of determining the final number of performance shares vested at the end of the vesting period, a minimum condition is considered: if the Alcatel-Lucent share performance is below 60% of the sample group, no rights are vested even those that could have been acquired at the end of the Tranche 1 period. Also, if the level of realization of the performance condition at the end of Tranche 2 is superior to the one at the end of Tranche 1, the level of realization of the performance condition at the end of Tranche 2 shall apply to the whole vesting of performance shares.

Fair value of these performance shares is based on a stochastic model. Using a 33% implied volatility and a 0% distribution rate on future income, the fair value of one performance share is €2.61.

NOTE 7. Impairment loss recognized in the income statement

In the wake of our decision to retain Alcatel-Lucent Submarine Networks as a wholly-owned subsidiary and terminate the sale process that had been initiated, we performed, taking into account all relevant circumstances, an impairment test of our Submarine cash generating unit. This impairment test resulted in a €193 million impairment of goodwill with a corresponding charge in the third quarter of 2015.

The recoverable value of our Submarine cash generating unit, included in our Core reporting segment, has been assessed according to the fair value less costs to sell methodology, as described in note 2c to our 2014 consolidated financial statements. The following key assumptions were used:

•	Updated business plan, mostly in relation with a revised normative year reflecting high cyclicality of the Submarine business;

•	Discount rate of 9.8% (after tax);

•	Perpetual growth rate of 1.5%, compared to 2% used for the 2014 annual impairment test.

Net carrying amount of goodwill of our Submarine cash generating unit, after impairment loss, was €422 million as of September 30, 2015.

Holding all other assumptions constant:

•	a 0.5% increase or decrease in the discount rate would have decreased or increased the recoverable value by €24 million and €26 million, respectively;

•	a 0.5% increase or decrease in the perpetual growth rate would have increased or decreased the recoverable value by €11 million and €10 million, respectively;

•	a 5% increase or decrease in the normative free cash-flow would have increased or decreased the recoverable value by €10 million and €11 million, respectively.

All such sensitivities, if taken into account individually or in aggregate, would have impacted the impairment loss accounted for as of September 30, 2015.

NOTE 8. Financial income (loss)

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Interest expense related to gross financial debt	(85)	(88)	(251)	(277)
Interest income related to cash and marketable securities	16	17	47	52
Finance costs (net)	(69)	(71)	(204)	(225)
Reversal of impairment losses/ (impairment losses) on financial assets	(1)	6	(1)	16
Net exchange gain (loss)	14	5	(13)	5
Financial component of pension and post-retirement benefit costs	(27)	(9)	(84)	(27)
Capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities(1)	26	—	133	1
Other(2)	(42)	(59)	(73)	(170)
Other financial income (loss)	(30)	(57)	(38)	(175)

Total financial income (loss)	(99)	(128)	(242)	(400)

(1)	Q3 2015: includes a €26 million capital gain on the disposal of our 40% stake in a joint-venture held by Alcatel-Lucent Submarine Networks.
(2)	Q3 2015: includes mainly a €25 million loss related to the partial repurchase of our Senior Notes due 2020 (see Note 14). In Q3 2014: includes mainly a €28 million loss related to the partial repurchase of our Senior Notes due 2016.

Nine months ended September 30, 2014: includes a €97 million loss related to the impact of the reevaluation of our former senior secured credit facility repaid on August 19, 2014.

NOTE 9. Income tax

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Current income tax (expense) benefit	(19)	(18)	(58)	(45)
Deferred income tax benefit (expense), net (1)	24	23	57	142
Income tax benefit (expense)	5	5	(1)	97

(1)	Q3 2015 and 2014 impacts were mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S..

NOTE 10. Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share presented in the unaudited interim condensed consolidated income statements:

a/ Number of shares comprising the capital stock

	Q3		Nine months ended September 30,
Number of shares	2015	2014	2015	2014
Number of ordinary shares issued (share capital)	2,838,984,750	2,819,484,876	2,838,984,750	2,819,484,876
Treasury shares	(40,115,200)	(45,639,917)	(40,115,200)	(45,639,917)
Number of shares in circulation	2,798,869,550	2,773,844,959	2,798,869,550	2,773,844,959
Weighting effect of share issues (of which stock options exercised)	(2,412,779)	(888,658)	(8,368,475)	(4,006,923)
Weighting effect of treasury shares	(431)	(5,964,768)	(1,998)	(6,102,158)
Weighted average number of shares outstanding - basic	2,796,456,340	2,766,991,533	2,790,499,077	2,763,735,878
Dilutive effects:
— Equity plans (stock options, RSU)	—	—	—	—
— Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	—	—	—	—
— Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	—	—	—	—
— Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	—	—	—	—
Weighted average number of shares outstanding - diluted	2,796,456,340	2,766,991,533	2,790,499,077	2,763,735,878

As our net result was a loss, stock-options and performance shares’ plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share. Additionally, convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

(In millions of euros)	Q3		Nine months ended September 30,
Net income (loss)	2015	2014	2015	2014
Net income (loss) attributable to the equity owners of the parent - basic	(206)	(18)	(332)	(389)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	—	—	—	—
Net income (loss) - diluted	(206)	(18)	(332)	(389)

NOTE 11. Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for the periods presented were as follows:

(In millions of euros)	Q3		Nine months ended September 30,
Income statement of discontinued operations	2015	2014	2015	2014
Revenues	1	141	4	448
Cost of sales	(3)	(77)	(5)	(240)
Gross profit	(2)	64	(1)	208
Administrative and selling expenses	(1)	(52)	(2)	(156)
Research and development costs	—	(10)	—	(36)
Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(3)	2	(3)	16
Restructuring costs	—	—	—	(2)
Gain/(loss) on disposal of consolidated entities	—	—	—	—
Post-retirement benefit plan amendments	—	—	—	—
Income (loss) from operations	(3)	1	(3)	14
Financial income (loss)	—	(2)	—	(3)
Income tax (expense) benefit (1)	—	(20)	—	(1)
Income (loss) from discontinued operations before capital gains (loss)	(3)	(21)	(3)	10
Net capital gain (loss) on disposal of discontinued operations (2)	(1)	(45)	(14)	(57)
Income (loss) from discontinued operations	(4)	(66)	(17)	(47)

(1)	The €20 million of deferred tax assets recognized in Q1 2014 was in relation with the disposal of our Enterprise business
(2)	The €14 million for the nine months ended September 30, 2015 was related to additional Enterprise carve-out costs.

On September 30, 2014, we disposed of 85% of our Enterprise business to China Huaxin, our existing partner of Alcatel-Lucent Shangai Bell (ASB), our joint venture in China. Most of the Enterprise business was transferred at closing. The transferred Enterprise business was presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented.

(In millions of euros) Statement of financial position	September 30, 2015	December 31, 2014
Goodwill	—	—
Intangible and tangible assets	1	2
Operating working capital	—	13
Cash	—	—
Pension reserves	—	—
Other assets and liabilities	(20)	(20)

Total assets & liabilities of disposal groups held for sale	(19)	(5)

Assets of disposal groups held for sale (A)	1	20
Liabilities related to disposal groups held for sale (B)	(20)	(25)
Real estate properties and other assets held for sale (C)	58	45
Other liabilities held for sale (D)	(17)	(7)
Assets held for sale and assets included in disposal group held for sale (A) + (C)	59	65
Liabilities related to disposal groups held for sale (B) + (D)	(37)	(32)

Other assets held for sale are composed of real estate property and other asset sales that were in progress at September 30, 2015 and at December 31, 2014.

At September 30, 2015, assets and liabilities of disposal groups held for sale mainly include only the remaining, not yet transferred Enterprise assets and liabilities that are expected to be transferred within the next three months. Alcatel-Lucent Networks Services GmbH and LGS Innovations were disposed of on January 7, 2014 and on March 31, 2014, respectively.

The cash flows of discontinued operations were as follows:

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Net Income (loss) from discontinued operations	(4)	(66)	(17)	(47)
Net cash provided (used) by operating activities before changes in working capital	4	—	9	11
Other net increase (decrease) in net cash provided (used) by operating activities	—	5	30	50
Net cash provided (used) by operating activities (A)	4	5	—	61
Capital expenditures (B)	—	(17)	—	(48)
Free cash flow: (A) + (B)	4	(12)	39	13
Net cash provided (used) by investing activities excluding capital expenditures (C)	—	(24)	—	(24)
Net cash provided (used) by financing activities (D)	—	66	—	41

Total (A) + (B) + (C) + (D)	4	30	39	30

NOTE 12. Operating working capital

Operating working capital represents the working capital resulting from current operating assets and liabilities, as presented below. We define operating working capital by excluding other current assets and other current liabilities.

(In millions of euros)	September 30, 2015	December 31, 2014
Inventories and work in progress, net	1,877	1,971
Trade receivables and other receivables, net (1)	2,531	2,528
Advances and progress payments	43	43
Customers’ deposits and advances	(825)	(810)
Trade payables and other payables	(3,415)	(3,571)
Operating working capital, net	211	161

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 16.

(In millions of euros)	December 31, 2014	Cash flow	Change in consolidated companies	Translation adjustments and other	September 30, 2015
Inventories and work in progress	2,366	(50)	—	(22)	2,294
Trade receivables and other receivables (1)	2,721	(29)	5	20	2,717
Advances and progress payments	43	(6)	4	2	43
Customers’ deposits and advances	(810)	19	—	(34)	(825)
Trade payables and other payables	(3,571)	288	8	(140)	(3,415)
Operating working capital, gross	749	222	17	(174)	814
Cumulated valuation allowances	(588)	—	—	(15)	(603)
Operating working capital, net	161	222	17	(189)	211

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 16.

NOTE 13. Provisions

a/ Balance at closing

(In millions of euros)	September 30, 2015	December 31, 2014
Provisions for product sales	344	387
Provisions for restructuring	320	439
Provisions for litigation	100	122
Other provisions	387	416

Total (1)	1,151	1,364

(1) of which: portion expected to be used within one year	846	959
portion expected to be used after one year	305	405

b/ Change during the nine-month period ended September 30, 2015

(In millions of euros)	December 31, 2014	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	September 30, 2015
Provisions for product sales	387	288	(274)	(48)	—	(9)	344
Provisions for restructuring	439	128	(239)	(16)	1	7	320
Provisions for litigation	122	31	(19)	(18)	—	(16)	100
Other provisions	416	151	(159)	(35)	—	14	387

Total	1,364	598	(691)	(117)	1	(4)	1,151

Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(443)		84			(359)
- Restructuring costs		(128)		16			(112)
- Litigation		(19)		3			(16)
— Gain (loss) on disposal of consolidated entities		—		—			—
— Post-retirement benefit plan amendments		—		—			—
— Other financial income (loss)		(3)		5			2
— Income taxes		(4)		9			5
— Income (loss) from discontinued operations		(1)		—			(1)

Total		(598)		117			(481)

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigation. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated and therefore nothing is reserved for those disputes as of September 30, 2015.

c/ Analysis of restructuring provisions

(In millions of euros)	September 30, 2015	December 31, 2014
Opening balance	439	433
Utilization during period	(239)	(364)
Restructuring costs (social costs and other monetary costs)	112	373
Reversal of discounting impact (financial loss)	1	1
Effect of acquisition (disposal) of consolidated subsidiaries	—	(16)
Cumulative translation adjustments and other changes	7	12
Closing balance	320	439

d/ Restructuring costs

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Social costs - Restructuring reserves	(39)	(12)	(106)	(193)
Other monetary costs - Restructuring reserves	2	(19)	(6)	(92)
Other monetary costs - Payables	(19)	(23)	(89)	(85)
Other monetary costs - Pension reserve	(21)	(20)	(58)	(41)
Valuation allowances or write-offs of assets and other	(7)	(1)	(16)	(6)

Total restructuring costs	(84)	(75)	(275)	(417)

NOTE 14. Financial debt

(In millions of euros)	September 30, 2015	December 31, 2014
Marketable securities - short term, net	1,762	1,672
Cash and cash equivalents	3,547	3,878
Cash, cash equivalents and marketable securities	5,309	5,550
Convertible bonds and other bonds - long-term portion	(4,549)	(4,696)
Other long-term debt	(249)	(179)
Current portion of long-term debt and short-term debt	(503)	(402)
of which bonds and credit facilities - short-term portion	(189)	—
of which current portion of other long-term debt and short-term debt	(314)	(402)
Financial debt, gross	(5,301)	(5,277)
Derivative interest rate instruments - other current and non-current assets	14	1
Derivative interest rate instruments - other current and non-current liabilities	—	—
Loan to joint venturer - financial asset (loan to co-venturer)	—	—
Cash (financial debt), net before FX derivatives	23	274
Derivative FX instruments on financial debt - other current and non-current assets(1)	119	123
Derivative FX instruments on financial debt - other current and non-current liabilities(1)	(31)	(4)
Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments - other current assets/liabilities	(46)	(67)
Cash (financial debt), net - excluding discontinued operations	65	326
Cash (financial debt), net - assets held for sale	7	—
Cash (financial debt), net - including discontinued operations	72	326

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$ /€) related to intercompany loans.

Changes during the first nine-month period ended September 30, 2015

March 2015 – Credit facility agreement

On March 18, 2015, in conjunction with the acquisition of the equity in ALDA Marine owned by our joint venture partner, Alcatel-Lucent Submarine Networks (ASN) entered into a €86 million credit facility agreement with a seven year-maturity that was fully drawn at that date. Three vessels are subject to a mortgage under the credit facility agreement.

September 2015 – Tender offer on Senior Notes due 2020

Pursuant to a tender offer launched in August 2015, Alcatel-Lucent USA Inc. repurchased, on September 4, 2015, an aggregate of $300 million nominal (€268 million) amount of Senior Notes due 2020 for a total cash amount of $324 million (€289 million) excluding accrued interest. The Notes tendered in the offer were cancelled.

a/ Nominal value at maturity date of bonds and credit facilities

(In millions of euros)				Carrying amount Equity component		Nominal value at maturity date
				at September 30, 2015	and fair value adjustments	September 30, 2015	December 31, 2014
8.50% Senior Notes(1)		€192 M	January 2016	189	1	190	192
4.625% Senior Notes(2)	U.S.$	650 M	July 2017	577	3	580	535
4.25% OCEANE		€629 M	July 2018	556	74	630	629
0.00% OCEANE		€688 M	January 2019	605	83	688	688
0.125% OCEANE		€460 M	January 2020	386	75	461	460
8.875% Senior Notes(2)	U.S.$	500 M	January 2020	438	3	441	412
6.75% Senior Notes(2)(3)	U.S.$	1,000 M	November 2020	618	6	624	824
6.50 % Senior Notes	U.S.$	300 M	January 2028	248	19	267	247
6.45 % Senior Notes	U.S.$	1,360 M	March 2029	1,120	94	1,214	1,120

Total bonds				4,738	358	5,096	5,108

ASN Credit Facility(4)		€86 M	March 2022	80	1	3	—

Total bonds and credit facilities				4,818	359	5,099	5,108

(1)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.
(2)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.
(3)	These Senior Notes have been subject to a tender offer in September 2015 (see above).
(4)	This facility requires quarterly repayments until March 2022.

b/ Credit rating

At October 28, 2015, the credit ratings of Alcatel-Lucent S.A. and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	B2	B2/B3	(1)	Not Prime	Review for upgrade	August 28, 2015	April 20, 2015
Alcatel-Lucent USA Inc.	n.a.	B2	(2)	n.a	Review for upgrade	August 28, 2015	April 20, 2015
Standard & Poor’s:
Alcatel-Lucent S.A.	B+	B+		B	Cr. Watch Positive	August 5, 2015	April 17, 2015
Alcatel-Lucent USA Inc.	B+	B+		n.a	Cr. Watch Positive	August 5, 2015	April 17, 2015

(1)	The OCEANE 2018 as well as the OCEANE 2019 and 2020 are rated B3; all other long-term debt issued by Alcatel-Lucent is rated B2.
(2)	The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B2. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

c/ Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at September 30, 2015

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Management of covenants

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain any maintenance financial covenants.

Drawing on the Revolving Credit Facility is subject to an incurrence covenant.

The Revolving Credit Facility was undrawn as of September 30, 2015.

NOTE 15. Fair value hierarchy

IFRS 7 “Financial Instruments: Disclosures” requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

•	Level 1: unadjusted quoted prices in active markets for identical unrestricted assets or liabilities that the entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis:

(In millions of euros)	September 30, 2015				December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value through equity	—	154	7	161	3	167	6	176
Financial assets at fair value through profit or loss	—	1,706	—	1,706	—	1,605	—	1,605
Currency derivatives	—	139	—	139	—	149	—	149
Interest-rate derivatives - hedging	—	14	—	14	—	2	—	2
Interest-rate derivatives - other	—	—	—	—	—	—	—	—
Cash equivalents (1)	1,139	(81)	—	1,058	1,096	383	—	1,479

Total	1,139	1,932	7	3,078	1,099	2,306	6	3,411

Liabilities
Currency derivatives	—	(101)	—	(101)	—	(51)	—	(51)
Interest-rate derivatives - hedging	—	—	—	—	—	—	—	—
Interest-rate derivatives - other	—	(10)	—	(10)	—	(9)	—	(9)

Total	—	(111)	—	(111)	—	(60)	—	(60)

(1)	Actively traded money market funds are measured at their net asset value and classified as Level 1. The Group’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in financial assets available for sale at fair value classified in Level 2 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis in the first nine months of 2015 or in the same period of 2014.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

NOTE 16. Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	September 30, 2015	December 31, 2014
Outstanding amounts of receivables sold without recourse(1)	1,549	1,678

(1)	Without recourse in case of payment default by the debtor. See accounting policies in Note 1q of the 2014 audited consolidated financial statements. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	Nine months ended September 30,
	2015	2014
Impact on cash flows from operating activities	(129)	107

b/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position, as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

The proceeds and cost of such transfers are included in our financial debt (other financial debt), which represented €211 million as of September 30, 2015 (€233 million as of December 31, 2014).

NOTE 17. Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent applies IAS 19 Revised which requires the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

96% of Alcatel-Lucent’s total benefit obligations and 96% of Alcatel-Lucent’s plan asset fair values were re-measured as of September 30, 2015. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of September 30, 2015 have been updated and were as follows:

Discount rate	September 30, 2015	December 31, 2014
U.S. - Pension	3.73%	3.49%
U.S. - Post-retirement health care and other	3.38%	3.21%
U.S. - Post-retirement life	3.99%	3.69%
Euro - Pension	2.00%	1.75%
U.K. - Pension	3.75%	3.50%

Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	September 30, 2015			December 31, 2014
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	(132)	(2,395)	(2,527)	1,392	(2,096)	(704)
Operational charge	(89)	—	(89)	(97)	(2)	(99)
Financial income/(expense)	(14)	(70)	(84)	39	(83)	(44)
Restructuring charge	(55)	(3)	(58)	(41)	(3)	(44)
Pension and healthcare plan amendments (1)	(9)	1	(8)	7	105	112
Discontinued operations	—	—	—	(1)		(1)

Total recognized in profits (losses)	(167)	(72)	(239)	(93)	17	(76)

Actuarial gains and (losses) for the period on the benefit obligation	737	25	762	(3,979)	(212)	(4,191)
Actuarial gains and (losses) for the period on the plan assets	(856)	(34)	(890)	2,109	4	2,113
Asset ceiling limitation and IFRIC14 effect	164	—	164	256	—	256

Total recognized in Statement of Comprehensive Income (2)	45	(9)	36	(1,614)	(208)	(1,822)

Contributions and benefits paid	88	—	88	182	10	192
420 transfer	—	—	—	(169)	169	—
Change in consolidated companies	2	—	2	40	—	40
Other (reclassifications and exchange rate changes)	43	(201)	(158)	130	(287)	(157)
Net asset (liability) recognized at the end of the period/exercise	(121)	(2,677)	(2,798)	(132)	(2,395)	(2,527)
of which:
— Prepaid pension costs	2,813	—	2,813	2,636	—	2,636
— Pension, retirement indemnities and post-retirement benefits liability	(2,934)	(2,677)	(5,611)	(2,768)	(2,395)	(5,163)

(1)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.
(2)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funded status

(In millions of euros)	September 30, 2015	December 31, 2014
Benefit obligation	(32,306)	(31,570)
Fair value of plan assets	30,646	30,220
Funded (underfunded) status	(1,660)	(1,350)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,138)	(1,177)
Net liability recognized at end of period	(2,798)	(2,527)

Lump Sum Offer in the United States

On June 26, 2015, Alcatel-Lucent began mailing to about 85,000 retirees, former employees and surviving beneficiaries who are currently receiving monthly pension payments from either the U.S. Management Pension Plan or the U.S. Inactive Occupational Pension Plan information regarding a one-time opportunity to convert their current monthly pension payment to a lump-sum payment. This offer, called the Alcatel-Lucent Retiree Lump-Sum Window Program, formally began on July 20, 2015, ended on September 25, 2015 and was entirely voluntary. In all, about 26,000 eligible individuals—about 31%—elected to convert their existing pension benefit to a lump-sum payment, representing about $5.3 billion in total payments. Payments will occur on November 2, 2015 and will come entirely from the existing plan assets. Payments, when made, will constitute a complete settlement of our pension obligations with respect to the individuals electing this offer. The financial impact of the offer on the Group’s financial statements will be recognized in the fourth quarter of 2015 and will depend on discount rates in effect at the time of payment. Based on September 30, 2015 discount rates, this would result in an increase in pension surplus of nearly $500 million to be recognized in the income statement.

NOTE 18. Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Net income (loss) attributable to the equity owners of the parent	(206)	(18)	(332)	(389)
Non-controlling interests	13	14	3	16
Adjustments:
— Depreciation and amortization of tangible and intangible assets	158	135	456	404
of which impact of capitalized development costs	46	42	132	123
— Impairment of assets	193	—	193	—
— Post-retirement benefit plan amendment	—	(103)	1	(103)
— Changes in pension and other post-retirement benefit obligations, net	32	(2)	93	(46)
— Provisions, other impairment losses and fair value changes	(21)	58	74	177
— Repurchase of bonds and change of estimates related to convertible debentures	22	31	22	128
— Net (gain) loss on disposal of assets	(32)	—	(164)	(38)
— Share in net income (losses) of equity affiliates (net of dividends received)	(1)	(2)	(2)	(9)
— (Income) loss from discontinued operations	4	66	17	47
— Finance costs and interest on tax litigations	67	71	202	224
— Share-based payments	3	4	11	14
— Taxes	(5)	(5)	1	(97)
Subtotal of adjustments	420	253	904	701
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	227	249	575	328

b/ Free cash flow

(In millions of euros)		Q3		Nine months ended September 30,
	Notes	2015	2014	2015	2014
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		227	249	575	328
Change in operating working capital(1)	(12)	(129)	(231)	(222)	(363)
Other current assets and liabilities(2)		44	161	(96)	8
Net cash provided (used) by operating activities before interest and taxes		142	179	257	(27)
of which:
— restructuring cash outlays		(103)	(82)	(308)	(307)
—contribution and benefits paid on pensions & other post-employment benefits	(17)	(27)	(38)	(88)	(157)
Interest received/(paid)		(105)	(95)	(197)	(212)
Taxes received/(paid)		(8)	(19)	(55)	(75)
Net cash provided (used) by operating activities		29	65	5	(314)
Capital expenditures		(137)	(146)	(396)	(378)
Disposal of Intellectual Property		—	—	16	8
Free cash flow - excluding discontinued operations(4)		(108)	(81)	(375)	(684)
Free cash flow from discontinued operations(3)		4	(20)	9	5
Free cash flow		(104)	(101)	(366)	(679)

(1)	Including amounts received from discounted receivables.
(2)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”).
(3)	Q3 2014: related to our Enterprise business which was sold on September 30, 2014.
(4)	Of which €12 million for Q3 and €15 million for the first nine months ended September 30, 2015 of transaction-related costs paid.

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Q3		Nine months ended September 30,
	2015	2014	2015	2014
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities(1)	(7)	—	(109)	—
Cash and cash equivalents of newly consolidated entities	—	—	—	—

Total - net impact on cash flows of obtaining control	(7)	—	(109)	—

Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	—	(3)		73
Cash and cash equivalents of formerly consolidated entities	(1)	—	(1)	(29)

Total - net impact on cash flows of losing control	(1)	(3)	(1)	44

(1)	Related to the acquisition of the equity in ALDA Marine owned by our joint venture partner, Louis Dreyfus Armateurs (LDA) for €76 million as well as the cable vessel Ile d’Aix and equipment for €26 million as part of a new partnership agreement entered into on March 18, 2015 (see note 3).

NOTE 19. Commitments and contingencies

a/ Commitments

There were no significant commitments during the three months ended September 30, 2015.

b/ Contingencies

On June 30, 2015, Alcatel-Lucent, Alcatel-Lucent International (formerly Alcatel-Lucent France) and Alcatel-Lucent Trade International AG signed a settlement agreement with Instituto Costarricense de Electricidad (ICE) in full and final settlement of all litigation between the parties, and more specifically the following court proceedings:

•	civil claim filed by ICE against Alcatel-Lucent International, among others, in the context of the criminal proceedings brought against various Costa Rican individuals as a consequence of the September 2004 bribery allegations;

•	claim filed by Alcatel-Lucent International against ICE in October 2008 regarding ICE’s termination of the 400KL GSM contract;

•	civil claim filed by ICE in May 2012 against Alcatel-Lucent, Alcatel-Lucent International and Alcatel-Lucent Trade International AG for damages on the basis of the corruption matter that was investigated by and settled with the Costa Rican and the United States authorities.

As part of the settlement agreement, Alcatel-Lucent International agreed to pay ICE a total settlement amount of U.S.$10 million, through a combination of a cash payment and of set-off against certain accounts receivable. ICE and Alcatel-Lucent filed joint requests with the various Costa Rican Courts seeking dismissal of the three cases.

The parties also requested the Court handling the 400KL GSM contractual claim to release and transfer to Alcatel-Lucent International the U.S.$ 15 million deposit, which was fully paid to Alcatel-Lucent International in August 2015. All three cases were duly dismissed by the respective competent Court. There is no longer any pending litigation concerning the 2004 bribery allegations with ICE anywhere in the world.

There were no other significant events during the first nine months of 2015 regarding the proceedings disclosed in Note 31 of our 2014 audited consolidated financial statements included in Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, and no significant new litigation has been commenced since December 31, 2014.

NOTE 20. Events after the statement of financial position date

There were no significant events between September 30, 2015, date of the statement of financial position and October 28, 2015, the date when the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issue.

NOTE 21. Quarterly information (unaudited)

Consolidated income statements

(In millions of euros – except per share information)

2014	Q1	Q2	Q3	Q4	Total
Revenues	2,963	3,279	3,254	3,682	13,178
Cost of sales	(2,007)	(2,211)	(2,149)	(2,403)	(8,770)
Gross profit	956	1,068	1,105	1,279	4,408
Administrative and selling expenses	(389)	(403)	(408)	(421)	(1,621)
Research and development costs	(547)	(543)	(541)	(584)	(2,215)
Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	20	122	156	274	572
Restructuring costs	(67)	(275)	(75)	(157)	(574)
Litigation	4	—	1	2	7
Gain/(loss) on disposal of consolidated entities	(16)	(3)	(1)	40	20
Impairment of assets	—	—	—	—	—
Post-retirement benefit plan amendments	—	—	103	9	112
Income (loss) from operating activities	(59)	(156)	184	168	137
Finance costs	(78)	(76)	(71)	(66)	(291)
Other financial income (loss)	(4)	(114)	(57)	(36)	(211)
Share in net income (losses) of associates & joint ventures	2	5	1	7	15
Income (loss) before income tax and discontinued operations	(139)	(341)	57	73	(350)
Income tax (expense) benefit	55	37	5	219	316
Income (loss) from continuing operations	(84)	(304)	62	292	(34)
Income (loss) from discontinued operations	16	3	(66)	(2)	(49)
NET INCOME (LOSS)	(68)	(301)	(4)	290	(83)
Attributable to:
- Equity owners of the parent	(73)	(298)	(18)	271	(118)
- Non-controlling interests	5	(3)	14	19	35
Earnings (loss) per share
Basic earnings (loss) per share:
—from continuing operations	(0.04)	(0.11)	0.02	0.10	(0.02)
—from discontinued operations	0.01	0.00	(0.03)	0.00	(0.02)
—attributable to the equity owners of the parent	(0.03)	(0.11)	(0.01)	0.10	(0.04)
Diluted earnings (loss) per share
—from continuing operations	(0.04)	(0.11)	0.02	0.08	(0.02)
—from discontinued operations	0.01	0.00	(0.03)	0.00	(0.02)
—attributable to the equity owners of the parent	(0.03)	(0.11)	(0.01)	0.08	(0.04)